

May 19, 2022

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally's Corp
100 Westminster Street
Providence, RI 02903

> **Re: Bally's Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38850**

Dear Robert Lavan:

We have reviewed your May 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA by Segment, page 47

1. We note your response to our comment 1. Please address the following:
   - Please clarify for us the nature of deal-related, rebranding, expansion and pre-opening expenses and costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions. Within your response, please address if such expenses and costs represent normal, recurring, cash operating expenses necessary to operate your business. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.
   - We note that you indicated you will consider separately quantifying individual quantitatively significant items in future filings. Please tell us if any items (e.g. costs

related to pursuing sports betting, iGaming and lottery access in various jurisdictions and storm related losses, net of insurance recoveries) for the year ended December 31, 2021 are deemed to be quantitatively significant such that they will be presented separately in future filings.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction